Z3 Enterprises, Inc.

7322 S. Rainbow Blvd.

Suite 194

Las Vegas, NV 89139

June 30, 2011

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D. C. 20549

Re: Z3 Enterprises, Inc.

Form 8-K/A filed March 8, 2011

Form 8-K filed March 15, 2011

File No. 000-53443

Dear Mr. Spirgel:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Z3 Enterprises, Inc. (the “Company”) dated March 24, 2011.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” means the Company.

General

Staff Comment 1. We reissue comment one from our letter dated February 9, 2011. We refer to the Form 8-K you filed on January 27, 2011 disclosing a change in shell company status. Please tell us in more detail about the material terms of the transaction that resulted in changing your status as a shell company, as defined in Rule 12b-2 of the Exchange Act. Please also tell us how you evaluated the transaction to determine if you are required to provide the disclosures set forth in Section 2.01(f), 5.01 and 5.06 of Form 8-K and include the financial statements described in Section 9.01. You have not provided the analysis you committed to file no later than March 7, 2011 pursuant to your response letter filed on February 28, 2011, nor does the amended Form 8-K filed on March 8, 2011 address such issues.

Response:

Change in shell company status

As disclosed in detail in a Form 8-K filed on September 9, 2010 (“JV 8-K”), the Company entered into a Joint Venture Agreement (the “JV Agreement”) on September 3, 2010 with Phoenix Productions and Entertainment Group, LLC (“Phoenix”), for the production and distribution of television, feature films and other entertainment. Pursuant to the JV Agreement, Phoenix agreed to provide the Company with cash through loans, lines of credit or equity investments to fund the production, distribution and implementation of entertainment projects.

Larry Spirgel

Assistant Director

Securities and Exchange Commission

June 30, 2011

Prior to entering into the JV Agreement, the Company had considered itself a “Shell Company” under the definition provided in Rule 12b-2 of the Exchange Act due to its nominal operations and nominal assets. Accordingly, the Company checked “yes” on the shell company status box where applicable on the cover page of its periodic filings. However, upon entering the JV Agreement, the Company’s operations increased above a nominal level and the Company was no longer a “Shell Company” as defined under Rule 12b-2.

Rule 12b-2 defines a shell company as a company with (i) no or nominal operations; and (ii) either (a) no or nominal assets; (b) assets consisting solely of cash and cash equivalents; or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets. If a company has more than nominal operations, further inquiry is not necessary and the company does not fall within the definition of a shell company.

The following Company actions are evidence that the Company initiated operations that rise above a nominal level upon entering into the JV Agreement: (i) entering into an agreement to purchase the Voice over Internet Protocol company Usee, Inc. on September 17, 2011 with the intent to use Usee’s technology in connection with entertainment projects (as reported in a Form 8-K filed on November 15, 2011, the acquisition was ultimately terminated); (ii) entering into an agreement for the acquisition of Harvest Hartwell CCP, LLC., including its sole material asset of real estate, located in Anderson County, South Carolina, the Company intended to use in the production of television and feature film projects and delivery of health and wellness programs; (iii) reviewing movie scripts for possible entertainment projects; (iv) negotiation and planning of potential music concerts that never came to fruition; and (v) indicating on the cover page of the quarterly report on Form 10-Q for the period ending September 30, 2010 filed on November 23, 2010, and the amendment to same filed on December 7, 2010, that the Company was no longer a shell company.

Unfortunately, the Company inadvertently failed to report the change of status in the JV 8-K. The Company attempted to correct the failure to report the change in a Form 8-K filed on January 27, 2011 (the “Status 8-K”) where the JV Agreement was mentioned under the heading “Item 5.06 Change in Sell (sic) Company Status.” The Status 8-K did not sufficiently respond to the required disclosure in Section 5.06 of Form 8-K. On March 8, 2011, the Company filed an amendment to the Status 8-K (“Status 8-K Amendment”) which erroneously tied the changing of shell status with the filing of financials. Management misunderstood the applicable rules when the Company filed the Status 8-K Amendment and its assertions regarding the filing of financial statements are inaccurate.

Due to the failure of the Status 8-K to sufficiently respond to the required disclosure contained in Section 5.06 of Form 8-K and the erroneous interpretation of shell status legal issues contained in the Status 8-K Amendment, the Company has filed a second amendment to the Status 8-K on the same date of this letter which describes the material terms of the JV Agreement which had the effect of causing the Company to cease being a shell company. The Description is as follows:

On September 3, 2010, Z3 Enterprises, Inc. (the “Company”) and Phoenix Productions and Entertainment Group, LLC. (“Phoenix”) entered into a Joint Venture Agreement for the production and distribution of television, feature films, and other entertainment projects.

Pursuant to the Joint Venture Agreement, Phoenix agreed to provide Company with a minimum of $10 Million in loans, lines of credit, or investments to fund the production, distribution and implementation of entertainment projects. The funds provided by Phoenix are for the exclusive use and benefit of Company.

Larry Spirgel

Assistant Director

Securities and Exchange Commission

June 30, 2011

As consideration for funds provided, Phoenix will receive the loan principal or investment plus an interest payment of five percent upon receipt of revenues by Company. Phoenix may also convert any loans or lines of credit provided by the agreement into Company common stock at a price of $2.50 per share prior to December 31, 2010 and $3.50 per share thereafter.

After return of Phoenix’s principal or conversion of the principal into Company common stock, the profits of each project shall be split equally after reimbursement of the Company’s expenses. The equal profit distribution shall continue for the entire life of the project(s) as well as all future distribution in any existing media or new media not yet invented.

Control and management of the joint venture’s projects will rest exclusively with Company.

The foregoing summary of the Joint Venture Agreement and the transaction contemplated thereby is qualified in its entirety by the Joint Venture Agreement, filed as Exhibit 1.1 to the Current Report on Form 8-K filed with the SEC on September 9, 2010, and is incorporated herein by reference.

Upon entry into the Joint Venture Agreement, the Company began active operations and ceased to be a shell company.

Section 2.01(f)

Section 2.01 of Form 8-K requires certain disclosure when there is a completion of an acquisition or disposition of a significant amount of assets, otherwise than in the ordinary course of business. As discussed above and in the JV 8-K, the JV Agreement contemplates Phoenix providing cash through loans, lines of credit or equity investments to fund the production, distribution and implementation of entertainment projects. The JV Agreement does not contemplate the acquisition or disposition of a significant amount of assets, otherwise than in the ordinary course of business, so Section 2.01 is not triggered by the entrance by the Company and Phoenix into the JV Agreement. As a result, Section 2.01(f) does not apply to the JV 8-K or the Status 8-K.

Section 5.01

Section 5.01 of Form 8-K requires certain disclosure when, to the knowledge of a company’s board of directors, a committee of the board of directors or authorized officer or officers of the company, a change of control of the company has occurred. As discussed above and in the JV 8-K, the JV Agreement contemplates Phoenix providing cash through loans, lines of credit or equity investments to fund the production, distribution and implementation of entertainment projects. The JV Agreement specifically indicates in Section 5.01 of the JV Agreement that the Company would have “full, exclusive and complete authority and discretion in the management and control of the business of the Joint Venture.” The JV Agreement did not effect a change of control. As a result, Section 5.01 does not apply to the JV 8-K or the Status 8-K.

Larry Spirgel

Assistant Director

Securities and Exchange Commission

June 30, 2011

Section 5.06

As discussed above, the Company inadvertently failed to report the change of status in the JV 8-K. The Company attempted to correct the failure to report the change in the Status 8-K where the JV Agreement was mentioned under the heading “Item 5.06 Change in Sell (sic) Company Status.” The Status 8-K did not sufficiently respond to the disclosure required by Section 5.06 of Form 8-K. On March 8, 2011, the Company filed the Status 8-K Amendment which erroneously tied the changing of shell status with the filing of financials. Management misunderstood the applicable rules when the Company filed the Status 8-K Amendment and its assertions regarding the filing of financial statements are inaccurate.

Due to the failure of the Status 8-K to sufficiently respond to the disclosure required by Section 5.06 of Form 8-K and the erroneous interpretation of shell status legal issues contained in the Status 8-K Amendment, the Company has filed a second amendment to the Status 8-K on the same date of this letter that describes the material terms of the JV Agreement which had the effect of causing the Company to cease being a shell company.

Section 9.01

Section 9.01 of Form 8-K requires companies to file financial statements for any business acquisitions required to be described in answer to Section 2.01 of Form 8-K. As discussed above, the entrance into the JV Agreement by the Company and Phoenix was not required to be described in answer to Item 2.01 and as a result, Section 9.01 does not apply to the JV 8-K or the Status 8-K.

Staff Comment 2. We refer to the form 8-K you filed on March 15, 2011. Please tell us how you evaluated the transaction to determine if you are required to provide the disclosures set forth in Section 2.01(f), 5.01 and 5.06 of Form 8-K and include the financial statements described in Section 9.01.

Response: As disclosed in an 8-K filed on June 30, 2011, the parties terminated the transaction described in the Form 8-K filed by the Company on March 15, 2011 (the “Trinity 8-K”) before it was consummated. Since the transaction was never consummated, no disclosure under Section 2.01 (Completion of Acquisition or Disposition of Assets), Section 5.01 (Changes in Control of the Registrant), and Section 9.01 (Financial Statements and Exhibits) was required. As discussed above, the Company changed its status from being a shell company upon the entry into the JV Agreement on September 3, 2010. As a result, no disclosure would have been required under Section 5.06 (Change of Company Status) even if the transaction had been consummated.

Larry Spirgel

Assistant Director

Securities and Exchange Commission

June 30, 2011

The Company acknowledges that:

·         The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned, or Ryan Nail, attorney with the Crone Law Group, Company counsel, at (415) 955-8900.

Sincerely,

/s/Ross Giles

Ross Giles

President

Enclosures

CC: Ryan Nail
The Crone Law Group